Exhibit 4(vii)

MEMBERS Life Insurance Company
2000 Heritage Way, Waverly, Iowa 50677
Phone: 800.798.550
http://www.trustage.com

RISK CONTROL ACCOUNT TRANSFER ENDORSEMENT

This Endorsement is made part of your contract, and it is effective upon the Contract Issue Date. For purposes of this Endorsement, certain provisions of your contract are amended as described below. Should the terms of your contract conflict with the terms of this Endorsement, the provisions of this Endorsement will prevail. The benefit provided pursuant the terms of this Endorsement is a “Risk Control Account Transfer Privilege.” There is no charge for the Risk Control Account Transfer Privilege.

DEFINITIONS

The Crediting Base definition in your contract is amended as follows:

Crediting Base. The amount used to calculate the Risk Control Account Value. It is equal to the amount allocated to a Risk Control Account at the start of the Interest Term, reduced proportionally for any withdrawals or transfers.

RISK CONTROL ACCOUNT TRANSFER PRIVILEGE

Prior to the end of the Interest Term, you may transfer some or all of the Risk Control Account Value, including any applicable Equity Adjustment, from a Risk Control Account to the 1-Year Declared Rate Account via transfer instructions by Authorized Request. The transfer is irrevocable, and the transferred amount will remain in the Declared Rate Account for the remainder of the 1-Year Interest Term. We reserve the right to suspend, limit, or discontinue use of this privilege at any time.

The section of the contract entitled Contract Value is amended as follows:

Declared Rate Account Value. The Declared Rate Account Value is equal to:

a)	The amount applied to the Declared Rate Account at the start of the current Interest Term; minus

b)	Any withdrawals (including any Surrender Charge and Interest Adjustment); plus

c)	Any transfers as a result of the Risk Control Account Transfer Privilege; plus

d)	The interest earned.

The Equity Adjustment does not apply to Contract Value in the Declared Rate Account.

Crediting Base. The Crediting Base is equal to the amount allocated to a Risk Control Account at the start of the Interest Term, reduced proportionally for any withdrawals and transfers.

A withdrawal or transfer will proportionally reduce the Crediting Base by the ratio of the withdrawal or transfer to the Risk Control Account Value immediately prior to the withdrawal or transfer. Withdrawals include any applicable Surrender Charge and Interest Adjustment.

Signed for MEMBERS Life Insurance Company.

President

2022-RCATEND	1